[JMP GROUP INC. LETTERHEAD]

May 7, 2007

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	JMP Group Inc.
Registration Statement Filed on Form S-1
Registration No. 333-140689

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, we hereby request acceleration of the effective date of the JMP Group Inc. Registration Statement on Form S-1 (File No. 333-140689) to 4:00 p.m. Eastern Standard Time on May 10, 2007, or as soon thereafter as practicable.

We hereby acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare this filing effective, it does not foreclose the Commission from taking any action with respect to such filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve JMP Group, Inc. from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

JMP Group, Inc. may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please notify Andrew D. Thorpe, Esq. of Morrison & Foerster LLP, counsel to the JMP Group Inc., at (415) 268-6966 as soon as possible as to the time the Registration Statement has been declared effective pursuant to this acceleration request.

Very truly yours,

JMP GROUP INC.

By:	/s/ Janet L. Tarkoff
Name:	JANET L. TARKOFF
Title:	Chief Legal Officer